EXHIBIT 99.12
Indian GAAP Consolidated Statement, Notes and Report

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively referred to as the ‘Infosys Group’) as at 30 September 2007, the consolidated Profit and Loss Account of the Infosys Group for the quarter and half year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the half year ended on that date, annexed thereto.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, prescribed by Companies (Accounting Standards) Rules, 2006.
In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 30 September 2007;
b. in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter and half year ended on that date; and
c. in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the half year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 October 2007

Auditor's Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly consolidated financial results of Infosys Technologies Limited (the Company) for the quarter ended 30 September 2007 and the consolidated year to date results for the period 1 April 2007 to 30 September 2007, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these consolidated quarterly financial results as well as the consolidated year to date results:

a. include the quarterly financial results and year to date of the following entities:

1. Infosys BPO Limited;
2. Infosys BPO s.r.o;
3. Infosys Consulting Inc;
4. Infosys Technologies (Australia) Pty Limited;
5. Infosys Technologies (China) Co. Limited; and
6. Infosys Technologies S. De R.L.De C.V. - Mexico.

b. have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

c. give a true and fair view of the consolidated net profit and other financial information for the quarter ended 30 September 2007 as well as the consolidated year to date results for the period from 1 April 2007 to 30 September 2007.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 October 2007

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	September 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	12,759	10,969
		13,045	11,255
MINORITY INTEREST		4	4
		13,049	11,259
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,034	4,642
Less: Accumulated depreciation and amortization		2,121	1,836
Net book value		2,913	2,806
Add: Capital work-in-progress		1,308	965
		4,221	3,771
INVESTMENTS	4	15	25
DEFERRED TAX ASSETS	5	107	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,568	2,436
Cash and bank balances	7	6,083	5,871
Loans and advances	8	2,481	1,214
		11,132	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,742	1,469
Provisions	10	684	681
NET CURRENT ASSETS		8,706	7,371
		13,049	11,259
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Sridar A. Iyengar
	Director	Director	Director	Director
	David L. Boyles	Jeffrey S. Lehman	K. Dinesh	T. V. Mohandas Pai
	Director	Director	Director	Director
Bangalore	Srinath Batni	V. Balakrishnan	Parvatheesam K.
October 11, 2007	Director	Chief Financial Officer	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
Income from software services, products and business process management		4,106	3,451	7,879	6,466
Software development and business process management expenses	11	2,231	1,833	4,400	3,499
GROSS PROFIT		1,875	1,618	3,479	2,967
Selling and marketing expenses	12	283	221	488	425
General and administration expenses	13	308	288	623	544
		591	509	1,111	969
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		1,284	1,109	2,368	1,998
Interest		-	-	-	-
Depreciation		144	122	288	228
OPERATING PROFIT BEFORE TAX MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,140	987	2,080	1,770
Other income, net	14	154	66	407	194
Provision for investments		-	-	-	3
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,294	1,053	2,487	1,961
Provision for taxation (refer to note 22.2.8)	15	194	123	308	229
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,100	930	2,179	1,732
Income on sale of investments, net of taxes (refer to note 22.2.19)		-	-	-	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		1,100	930	2,179	1,738
Minority interest		-	1	-	9
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		1,100	929	2,179	1,729
Balance Brought Forward		6,020	3,014	4,941	2,219
Less: Residual dividend paid		-	-	-	4
Additional dividend tax		-	-	-	1
		6,020	3,014	4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION		7,120	3,943	7,120	3,943
Dividend
Interim		343	278	343	278
Final		-	-	-	-
Total dividend		343	278	343	278
Dividend tax		58	39	58	39
Amount transferred to General Reserve		-	-	-	-
Balance in profit and loss account		6,719	3,626	6,719	3,626
		7,120	3,943	7,120	3,943
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		19.26	16.75	38.15	31.11
Diluted		19.19	16.37	38.01	30.39
After Exceptional items
Basic		19.26	16.75	38.15	31.23
Diluted		19.19	16.37	38.01	30.50
Number of shares used in computing earnings per share
Basic		57,12,09,862	55,47,72,296	57,12,09,862	55,37,98,511
Diluted		57,32,83,374	56,77,46,039	57,33,12,226	56,69,42,396
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.18

The schedules referred to above form an integral part of the consolidated profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Sridar A. Iyengar
	Director	Director	Director	Director
	David L. Boyles	Jeffrey S. Lehman	K. Dinesh	T. V. Mohandas Pai
	Director	Director	Director	Director
Bangalore	Srinath Batni	V. Balakrishnan	Parvatheesam K.
October 11, 2007	Director	Chief Financial Officer	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Half-year ended September 30,
		2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		2,487	1,961
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		288	228
Interest and dividend income		(331)	(124)
Profit on sale of liquid mutual funds		-	(6)
Provisions for investments		-	3
Effect of exchange differences on translation of foreign currency cash and cash equivalents		25	(34)
Changes in current assets and liabilities
Sundry debtors		(132)	(477)
Loans and advances	16	(212)	(205)
Current liabilities and provisions	17	251	251
Income taxes paid	18	(276)	(170)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,100	1,427
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(738)	(523)
Proceeds on disposal of fixed assets		-	-
Sale of securities	20	10	(2,060)
Acquisition of minority interest in subsidiary		(2)	(530)
Interest and dividend income		331	124
Cash flow from investing activities before exceptional items		(399)	(2,989)
Proceeds on sale of long term Investments (net of taxes)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(399)	(2,983)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		-	289
Dividends paid during the period, including dividend tax		(434)	(1,215)
NET CASH USED IN FINANCING ACTIVITIES		(434)	(926)
Effect of exchange rate changes		(11)	34
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		1,256	(2,448)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		6,048	3,956
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	7,304	1,508
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the consolidated cash flow statement.

As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Sridar A. Iyengar
	Director	Director	Director	Director
	David L. Boyles	Jeffrey S. Lehman	K. Dinesh	T. V. Mohandas Pai
	Director	Director	Director	Director
Bangalore	Srinath Batni	V. Balakrishnan	Parvatheesam K.
October 11, 2007	Director	Chief Financial Officer	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		September 30, 2007	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,12,09,862 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.7
	* Refer to note 22.2.18 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	5
	Foreign currency translation reserve	11	-
	Share premium account - Opening balance	2,768	1,543
	Add: Receipts on exercise of employee stock options	-	1,206
	Income Tax benefit arising from exercise of stock options	-	19
		2,768	2,768
	General reserve - Opening balance	3,255	3,012
	Less: Capitalized on issue of bonus shares	-	138
	Less: Gratuity transitional liability (refer to note 22.2.20)	-	9
	Add: Transfer from the Profit and Loss Account	-	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 22.2.12)	-	12
		3,255	3,255
	Balance in Profit and Loss Account	6,719	4,941
		12,759	10,969

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Balance Sheet
in Rs. crore except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2007	Additions	Deletions/ Retirement	As at September 30, 2007	As at April 1, 2007	For the period	Deletions/ Retirement	As at September 30, 2007	As at
										September 30, 2007	March 31, 2007
	Goodwill	589	-	-	589	-	-	-	-	589	589
	Land: free-hold	76	1	-	77	-	-	-	-	77	76
	leasehold	96	3	-	99	-	-	-	-	99	96
	Buildings	1,471	155	-	1,626	267	52	-	319	1,307	1,204
	Plant and machinery	787	84	-	871	423	66	-	489	382	364
	Computer equipment	1,028	91	3	1,116	774	122	3	893	223	254
	Furniture and fixtures	573	58	-	631	362	45	-	407	224	211
	Leasehold improvements	20	3	-	23	10	3	-	13	10	10
	Vehicles	2	-	-	2	-	-	-	-	2	2
		4,642	395	3	5,034	1,836	288	3	2,121	2,913	2,806
	Previous period	2,983	1,026	5	4,004	1,328	228	1	1,555	2,449	1,655
	Previous year	2,983	1,706	47	4,642	1,328	514	6	1,836	2,806
	Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		September 30, 2007	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	12	12
	Less: Provision made for investments	12	12
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds*	15	25
		15	25
	Aggregate amount of unquoted investments	15	25
	* refer to note 22.2.11
5	DEFERRED TAX ASSETS
	Fixed assets	84	74
	Sundry debtors	3	3
	Leave provisions and others	20	15
		107	92
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	38	16
	Other debts
	Unsecured
	considered good*	2,568	2,436
	considered doubtful	2	7
		2,608	2,459
	Less: Provision for doubtful debts	40	23
		2,568	2,436
	* Includes dues from companies where directors are interested	6	7
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	223	481
	In deposit accounts in Indian Rupees	5,187	4,989
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	122	-
	In current accounts in foreign currency	551	401
		6,083	5,871
	*Includes balance in unclaimed dividend account	2	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	35	34
	for supply of goods and rendering of services	8	3
	advance to gratuity trust	28	-
	others	23	20
		94	57
	Unbilled revenues	424	320
	Advance income tax	299	353
	MAT credit entitlement	37	-
	Loans and advances to employees
	housing and other loans	38	42
	salary advances	61	76
	Electricity and other deposits	25	21
	Rental deposits	23	15
	Deposits with financial institution and body corporate (refer note 22.2.9)	1,359	309
	Mark to Market forward contract & option - asset	121	15
	Other assets	-	6
		2,481	1,214
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,482	1,215
	Less: Provision for doubtful loans and advances to employees	1	1
		2,481	1,214
9	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	35	25
	accrued salaries and benefits
	salaries	43	39
	bonus and incentives	359	264
	unavailed leave	166	149
	for other liabilities
	accrual for expenses	484	456
	retention monies	49	24
	withholding and other taxes payable	196	181
	others	44	12
		1,376	1,150
	Advances received from clients	3	4
	Unearned revenue	361	311
	Unclaimed dividend	2	2
	Due to option holders of Infosys BPO	-	2
		1,742	1,469
10	PROVISIONS
	Proposed dividend	343	371
	Provision for
	tax on dividend	58	63
	income taxes*	254	224
	post-sales client support and warranties	29	23
		684	681
	* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,889	1,506	3,658	2,844
	Contribution to provident and other funds	46	41	91	73
	Staff welfare	13	11	24	20
	Overseas travel expenses	107	99	257	235
	Traveling and conveyance	-	-	2	-
	Technical sub-contractors	69	69	152	126
	Software packages
	for own use	49	52	95	87
	for service delivery to clients	2	1	14	15
	Communication expenses	16	18	34	35
	Rent	11	8	17	16
	Computer maintenance	6	6	12	11
	Consumables	4	7	11	11
	Provision for post-sales client support and warranties	5	4	5	6
	Miscellaneous expenses	14	11	28	20
		2,231	1,833	4,400	3,499
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	162	139	304	275
	Contribution to provident and other funds	1	1	2	2
	Staff welfare	1	1	2	1
	Overseas travel expenses	24	24	52	50
	Traveling and conveyance	1	2	2	5
	Brand building	17	15	28	27
	Commission and earnout charges	57	19	58	27
	Professional charges	8	7	13	12
	Rent	4	4	8	9
	Marketing expenses	4	5	10	8
	Telephone charges	2	1	4	3
	Printing and stationery	-	-	-	-
	Advertisements	2	1	4	2
	Sales promotion expenses	-	1	1	1
	Office maintenance	-	-	-	1
	Communication Expenses	-	-	-	-
	Insurance charges	-	-	-	-
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	-
	Computer maintenance	-	-	-	-
	Rates and taxes	-	-	-	-
	Miscellaneous expenses	-	1	-	2
		283	221	488	425
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	84	67	162	129
	Contribution to provident and other funds	3	3	6	6
	Staff welfare	-	-	1	-
	Telephone charges	33	31	64	59
	Professional charges	41	40	83	71
	Power and fuel	31	25	61	48
	Office maintenance	31	27	60	52
	Traveling and conveyance	24	23	47	45
	Overseas travel expenses	6	7	11	12
	Insurance charges	6	8	14	15
	Printing and stationery	3	4	10	7
	Rates and taxes	8	3	14	12
	Donations	5	5	10	9
	Rent	6	5	12	10
	Advertisements	2	3	5	4
	Professional membership and seminar participation fees	2	3	5	5
	Repairs to building	5	7	9	10
	Repairs to plant and machinery	4	3	9	6
	Postage and courier	3	2	6	5
	Books and periodicals	1	2	2	2
	Recruitment and training	1	3	2	5
	Provision for bad and doubtful debts	6	10	21	20
	Provision for doubtful loans and advances	-	-	-	-
	Commission to non-whole time directors	1	1	2	1
	Auditor's remuneration
	statutory audit fees	-	-	-	1
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Bank charges and commission	-	1	-	1
	Freight charges	-	-	-	-
	Research grants	-	3	3	5
	Miscellaneous expenses	2	2	4	4
		308	288	623	544
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	143	23	325	75
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	5	31	6	49
	Profit on sale of liquid mutual funds	-	-	-	-
	Miscellaneous income, net (Refer to note 22.2.10)	3	1	5	7
	Exchange gains / (losses)	3	11	71	63
		154	66	407	194
	*includes tax deducted at source	31	5	60	19
15	PROVISION FOR TAXATION
	Income taxes*	194	128	359	242
	MAT credit entitlement	5	-	(39)	-
	Deferred taxes	(5)	(5)	(12)	(13)
		194	123	308	229
	* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Half-year ended September 30,
		2007	2006
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,490	1,514
	Add/ (Less): Gratuity plan amendment (Refer to note 22.2.20)	(28)	13
	Less: Deposits with financial institutions,
	included in cash and cash equivalents	(1,221)	(526)
	MAT credit entitlement	(37)	-
	Advance income taxes separately considered	(299)	(293)
		905	708
	Less: Opening balance considered	(693)	(503)
		212	205
	* Net of gratuity transitional liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,426	1,802
	Add/ (Less): Unclaimed dividend	(2)	-
	Gratuity plan amendment	(28)	-
	Due to option holders of Infosys BPO	(2)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(254)	(289)
	Dividends	(343)	(278)
	Dividend tax	(58)	(39)
		1,739	1,196
	Less: Opening balance considered	(1,488)	(945)
		251	251
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	308	229
	Add: Increase/ (Decrease) in advance income taxes	(54)	26
	Increase / (Decrease) in deferred taxes	15	14
	Increase / (Decrease) in MAT credit entitlement	37	-
	Less: Income Tax benefit arising from exercise of stock options	-	-
	(Increase)/Decrease in income tax provision	(30)	(99)
		276	170
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

	As per Balance Sheet*	395	611
	Less: Opening Capital work-in-progress	(965)	(571)
	Add: Closing Capital work-in-progress	1,308	483
		738	523
	* Excludes Rs Nil crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
	* Excludes goodwill Rs Nil crore (Rs 411 crore) on buyback of Infosys BPO Ltd shares
20	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	15	2,819
	Add: Provisions made on investments	-	3
		15	2,822
	Less: Profit on sale of liquid mutual funds	-	(6)
	Opening balance considered	(25)	(756)
		(10)	2,060
	* Refer to note 22.2.11 for details of investments and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	6,083	982
	Add: Deposits with financial institutions, included herein	1,221	526
		7,304	1,508
Schedules to the Consolidated Financial Statements for the quarter and half year ended September 30, 2007
22.Significant accounting policies and notes on accounts
Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

22. 1 Significant accounting policies
22.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures requried for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006.  The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.  Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign.

22.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3 Revenue recognition

Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation.  Direct costs are capitalized until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date.  Intangible assets are recorded at the consideration paid for acquisition.  Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.  Impairment of goodwill is evaluated annually, unless indications require a more frequent evaluation. Impairment is recorded in the profit and loss account to the extent the net discounted cashflows from the continuance of the acquisition are lower than its carrying value.

22.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
22.1.7 Retirement benefits to employees
22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively.  Infosys  fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust.  The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred.Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus"

22.1.10 Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternative tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.  The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.  Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account

22.1.12 Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item.  The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.  The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares.  The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

22.1.13 Investments

Trade investments are the investments made to enhance the Group's business interests.  Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

22.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses:
in Rs. Crore
	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Salaries and bonus including overseas staff expenses	2,135	1,712	4,124	3,248
Contribution to provident and other funds	50	45	99	81
Staff welfare	14	12	27	21
Overseas travel expenses	137	130	320	297
Traveling and conveyance	25	25	51	50
Technical sub-contractors	69	69	152	126
Software packages	-	-
for own use	49	52	95	87
for service delivery to clients	2	1	14	15
Professional charges	49	47	96	83
Telephone charges	35	32	68	62
Communication expenses	16	18	34	35
Power and fuel	31	25	61	48
Office maintenance	31	27	60	53
Rent	21	17	37	35
Brand building	17	15	28	27
Commission and earnout charges	57	19	58	27
Insurance charges	6	8	14	15
Printing and stationery	3	4	10	7
Computer maintenance	6	6	12	11
Consumables	4	7	11	11
Rates and taxes	8	3	14	12
Advertisements	4	4	9	6
Donations	5	5	10	9
Marketing expenses	4	5	10	8
Professional membership and seminar participation fees	2	3	5	5
Repairs to building	5	7	9	10
Repairs to plant and machinery	4	3	9	6
Postage and courier	3	2	6	5
Provision for post-sales client support and warranties	5	4	5	6
Books and periodicals	1	2	2	2
Recruitment and training	1	3	2	5
Provision for bad and doubtful debts	6	10	21	20
Commission to non-whole time directors	1	1	2	1
Sales promotion expenses	-	1	1	1
Auditor's remuneration	-	-	-	-
statutory audit fees	-	-	-	1
certification charges	-	-	-	-
others	-	-	-	-
Bank charges and commission	-	1	-	1
Freight charges	-	-	-	-
Research grants	-	3	3	5
Miscellaneous expenses	16	14	32	26
	2,822	2,342	5,511	4,468
Fringe Benefit Tax (FBT) in India amounting included in the above	5	4	10	9

22.2.2. Capital commitments and contingent liabilities
in Rs. Crore
Particulars	As at
	September 30, 2007	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	890	680
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	9	9
Claims against the company, not acknowledged as debts
(Net of Amount paid to statutory authorities of Rs. 98 crore (Rs. 238 crore) *	54	15
Forward contracts outstanding
In US $	US$ 986,000,000	US$ 170,000,000
(Equivalent approximate in Rs. Crore)	3,919	733
In Euro	€ 34,000,000	€ 2,000,000
(Equivalent approximate in Rs. crore)	192	12
In GBP	£10,000,000	£5,500,000
(Equivalent approximate in Rs. crore)	81.05	47
Options contracts outstanding
Euro Forward Extra in Euro	€ 5,000,000	-
(Equivalent approximate in Rs. Crore)	28	-
GBP Forward Extra in GBP	£15,000,000	-
(Equivalent approximate in Rs. Crore)	122	-
Range barrier options in US $	US$ 240,000,000	US $ 206,500,000
(Equivalent approximate in Rs. Crore)	954	890
Euro Accelerator	€ 18,000,000	€ 24,000,000
(Equivalent approximate in Rs. Crore)	102	138
GBP Accelerator	£12,000,000	-
(Equivalent approximate in Rs. Crore)	97	-
Target Redemption structure (GBP)	£4,000,000	£16,000,000
(Equivalent approximate in Rs. Crore)	32	136
Range barrier options in GBP	£6,000,000	£8,250,000
(Equivalent approximate in Rs. Crore)	49	70
USD - INR Vanilla Put Option in USD	US$ 10,000,000	-
(Equivalent approximate in Rs. Crore)	40	-

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 98 crore including interest of Rs. 18 crore for fiscal 2004 (Rs. 234 crore including interest of Rs. 51 crore for fiscal 2002, 2003 and 2004). The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover"to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not  reduced from Total Turnover. The matter is pending before the commissioner of Income tax (Appeals).

The company is contesting the demand and management, including its tax advisors, believe that its position will likely be upheld in the appellate process.  No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

22.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter and half-year ended September 30, 2007 and 2006 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements in Rs. Crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Lease rentals recognized during the period	21	17	37	35
in Rs. Crore
Lease obligations	As at
	September 30, 2007	March 31, 2007
Within one year of the balance sheet date	46	48
Due in a period between one year and five years	125	111
Due after five years	32	44

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.  Some of these lease agreements have price escalation clause.

22.2.4. Related party transactions

During the quarter and half-year ended September 30, 2007, an amount of Rs.5 crore and Rs. 10 crore (Rs.5 crore and Rs.9 crore for the quarter and half year ended September 30, 2006) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half-year ended September 30, 2007 and 2006 have been detailed in Schedule 22.3, since the amounts are less than a crore.

22.2.6. Research and development expenditure
in Rs. Crore
Particulars	Quarter ended September 30,		Half Year ended September 30,
	2007	2006	2007	2006
Capital	-	-	-	-
Revenue	54	41	109	72
	54	41	109	72
22.2.7. Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Options outstanding, beginning of period	20,84,124	42,49,610	20,84,124	45,46,480
Granted	-	-	-	-
Less: exercised	-	(495,021)	-	(675,571)
forfeited	-	(21,040)	-	(137,360)
Options outstanding, end of period	20,84,124	37,33,549	20,84,124	37,33,549
1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Options outstanding, beginning of period	1,862,895	1,67,52,788	18,97,840	1,91,79,074
Granted	-	-	-	-
Less: exercised	-	(1,603,628)	-	(3,999,470)
forfeited	(31,677)	(22,821)	(66,622)	(53,265)
Options outstanding, end of period	1,831,218	1,51,26,339	1,831,218	1,51,26,339
In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.
The aggregate options considered for dilution are set out in note 22.2.18
Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the quarter ended September30, 2007 and 2006
Number of options granted, exercised and forfeited	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Options outstanding, beginning of period	475	28,70,230	2,200	24,52,330
Granted	-	-	-	5,93,300
Less: exercised	-	(91,929)	-	(234,029)
forfeited	(100)	(208,562)	(1,825)	(241,862)
Options outstanding, end of period	375	25,69,739	375	25,69,739
Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Net Profit:
As Reported	1,100	929	2,179	1,729
Less: Stock-based employee compensation expense	3	2	8	3
Adjusted Proforma	1,097	927	2,171	1,726

Basic Earnings per share as reported	19.26	16.75	38.15	31.23
Proforma Basic Earnings per share	19.21	16.23	38.01	30.22
Diluted Earnings per share as reported	19.19	16.37	38.01	30.50
Proforma Earnings per share as reported	19.14	16.17	37.87	30.11
The Fair value of each option under the Infosys BPO Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Dividend yield %	-	-	-	0.00%
Expected life	-	-	-	1-6 years
Risk free interest rate	-	-	-	8.11%
Volatility	-	-	-	50.00%

The Finance Act 2007 included Fringe Benefit Tax ("FBT") on Employees' Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the period no stock options have been exercised.
22.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development and March 31, 2009.

Infosys also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 37 crores is carried in "Loans and Advances" in the balance sheet as of September 30, 2007.

The tax provision for the half year ended September 30, 2007 and for the year ending March 31, 2007 includes a reversal of Rs 51 crores and Rs 125 crores respectively relating to liabilities no longer required for taxes payable in various overseas jurisdictions on the expiry of the limitation period and/or the completion of assessment by the taxation authorities.

22.2.9. Loans and advances
in Rs. Crore
Particulars	As at
	September 30, 2007	March 31, 2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,019	13
GE Capital Services India Limited	202	164
Life Insurance Corporation of India	138	132
	1,359	309
Interest accrued but not due (included above)	9	14

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.
22.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the quarter and half-year ended September 30, 2007 and 2006 is less than Rs.1 crore and accordingly disclosed in note 22.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold"under "Fixed assets"in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at September 30, 2007.

22.2.11. Details of Investments
Details of investments in and disposal of securities during the quarter and half year ended September 30, 2007 and 2006:
in Rs crore
Particulars	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Investment in securities
Liquid Mutual funds	1,246	1,284	1,718	2,996
	1,246	1,284	1,718	2,996
Redemption / Disposal of Investment in securities
Long-term investments
Liquid Mutual funds	1,231	104	1,728	936
	1,231	104	1,728	936
Net movement in investment	15	1,180	(10)	2,060
22.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary	Country of incorporation	Holding as at
		September 30, 2007	March 31, 2007
Infosys BPO**	India	98.92%#	98.92%#
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	-
Infosys BPO s.r.o.* (formerly progeon s.r.o)	Czech Republic	98.92%#	98.92%#

* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.

** On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of September 30, 2007 Infosys holds 98.92% of the outstanding equity shares of Infosys BPO.

# Excludes deffered purchase of share from shareholders of Infosys BPO of 360,417 shares

Investment in Infosys Mexico

On June 20, 2007 the Company incorporated Infosys Mexico. Additionally on August 1, 2007 the company invested Mexican Peso 10 million (Rs. 4 crore ) in Infosys Mexico, which is the aggregate invested amount as at September 30, 2007.

Investment in Infosys BPO
Buyback of shares and options

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs 83 crore and reserves have increased by Rs. 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys holding in Infosys BPO would be 99.98%

Investment in Infosys Consulting

During the half-year ended September 30, 2007, the Company invested US $ 20 million (Rs. 81 crore) in Infosys Consulting. As of September 30, 2007, the Company has invested an aggregate of US$ 40 million (Rs. 170 crore) in the subsidiary.

22.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at September 30, 2007, the company has provided for doubtful debts of Rs.2 crore (as at March 31, 2007 Rs. 7 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.14. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment.  Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably.  The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated"and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.  Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client.  North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments
Quarter ended September 30, 2007 and 2006:
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,498	573	844	512	679	4,106
	1,293	485	651	312	710	3,451
Identifiable operating expenses	608	245	318	211	283	1,665
	552	207	247	134	274	1,414
Allocated expenses	422	162	238	144	191	1,157
	348	130	175	84	191	928
Segmental operating income	468	166	288	157	205	1,284
	393	148	229	94	245	1,109
Unallocable expenses						144
						122
Operating income						1,140
						987
Other income (expense), net						154
						66
Net profit before taxes and exceptional items						1,294
						1,053
Income taxes						194
						123
Net profit after taxes and before exceptional items						1,100
						930
Income from sale of investments (net of taxes)						-
						-
Net profit after taxes, exceptional items and before minority interest						1,100
						930
Half-year ended September 30, 2007 and 2006:
in Rs. crore
	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,859	1,085	1,675	919	1,341	7,879
	2,402	921	1,182	605	1,356	6,466
Identifiable operating expenses	1,219	475	629	392	557	3,272
	1,057	391	442	260	553	2,703
Allocated expenses	812	309	476	261	381	2,239
	656	251	323	165	370	1,765
Segmental operating income	828	301	570	266	403	2,368
	689	279	417	180	433	1,998
Unallocable expenses						288
						228
Operating income						2,080
						1,770
Other income (expense), net						407
						191
Net profit before taxes and exceptional items						2,487
						1,961
Income taxes						308
						229
Net profit after taxes and before exceptional items						2,179
						1,732
Income from sale of investments (net of taxes)						-
						6
Net profit after taxes, exceptional items and before minority interest						2,179
						1,738
Geographic segments
Quarter ended September 30, 2007 and 2006:
in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,569	1,123	41	373	4,106
	2,200	892	53	306	3,451
Identifiable operating expenses	1,080	451	5	129	1,665
	941	355	12	106	1,414
Allocated expenses	724	316	12	105	1,157
	592	240	14	82	928
Segmental operating income	765	356	24	139	1,284
	667	297	27	118	1,109
Unallocable expenses					144
					122
Operating income					1,140
					987
Other income (expense), net					154
					66
Net profit before taxes and exceptional items					1,294
					1,053
Income taxes					194
					123
Net profit after taxes and before exceptional items					1,100
					930
Income from sale of investments (net of taxes)					-
					-
Net profit after taxes, exceptional items and before minority interest					1,100
					930
Half-year ended September 30, 2007 and 2006:
in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	4,931	2,134	108	706	7,879
	4,131	1,681	94	560	6,466
Identifiable operating expenses	2,129	851	23	269	3,272
	1,794	673	32	204	2,703
Allocated expenses	1,401	606	31	201	2,239
	1,128	459	25	153	1,765
Segmental operating income	1,401	677	54	236	2,368
	1,209	549	37	203	1,998
Unallocable expenses					288
					228
Operating income					2,080
					1,770
Other income (expense), net					407
					191
Net profit before taxes and exceptional items					2,487
					1,961
Income taxes					308
					229
Net profit after taxes and before exceptional items					2,179
					1,732
Income from sale of investments (net of taxes)					-
					6
Net profit after taxes, exceptional items and before minority interest					2,179
					1,738
22.2.15. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs.  The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted
in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
Final dividend for Fiscal 2006*	7,70,94,270	-	-	-	33
Silver Jubilee Special Dividend	7,70,94,270	-	-	-	116
Final dividend for Fiscal 2007	10,92,18,536	-	-	71	-
* adjusted for bonus issue
22.2.16. Conversion of cumulative preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-.On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration of Rs 530 crore ( US $ 115.13 Mn). The net consideration of Rs 309 crore, after withholding taxes of Rs 221 crore was remitted to CIFC on the same date.

22.2.17. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of nil during the quarter and half-year ended September 30, 2007 (Nil and Rs. 2 crore for the quarter and half-year ended September 30, 2006) on trade investments.

The company provided nil during the quarter and half-year ended September 30, 2007 (0.03 and Rs 3 crore for the quarter and half-year ended September 30, 2006 respectively) on revision of the carrying amount of non-trade current investments to fair value.

Redemption for preference shares

On september 7, 2007 the company realised Rs. 0.36 crore on redemption of preference shares in M - Commerce Ventures Pte Limited, Sinagpore ("M-commerce"), and their subsequent sale.There were no such transactions in the quarter or the half year ended september 30,2006.The entire investment in M-commerce was fully provided for in earlier years.Accordingly , the realised gain was taken to the profit and loss account and provision written back.

22.2.18. Reconciliation of basic and diluted shares used in computing earnings per share
	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
Number of shares considered as basic weighted average shares outstanding	57,12,09,862	55,47,72,296	57,12,09,862	55,37,98,511
Add: Effect of dilutive issues of shares/stock options	20,73,512	1,29,73,744	21,02,364	1,31,43,886
Number of shares considered as weighted average shares and potential shares outstanding	57,32,83,374	56,77,46,040	57,33,12,226	56,69,42,397
22.2.19. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the half-year ended September 30, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the half-year ended September 30, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.20. Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation in Rs. Crore
	As at
	September 30, 2007	March 31, 2007
Obligations at period beginning	225	183
Service Cost	21	45
Interest cost	8	14
Actuarial (gain)/loss	-	(1)
Benefits paid	(13)	(16)
Ammendement in benefit plan	(37)	-
Obligations at period end	204	225
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	225	170
Expected return on plan assets	9	16
Actuarial gain/(loss)	1	3
Contributions	10	54
Benefits paid	(13)	(18)
Plans assets at period end, at fair value	232	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	232	225
Present value of the defined benefit obligations at the end of the period	204	225
Asset recognized in the balance sheet	28	-
Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

	Quarter ended 'September 30		Half - year ended 'September 30
	2007	2006	2007	2006
Gratuity cost for the period
Service cost	10	14	21	23
Interest cost	4	4	8	7
Expected return on plan assets	(4)	(4)	(9)	(7)
Actuarial (gain)/loss	(1)	-	(1)	(2)
Amortizations(reduction in benefits )	(2)	-	(2)	-
Net gratuity cost	7	14	17	21
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate			7.92%	7.62%
Estimated rate of return on plan assets			7.92%	7.62%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company amended employee death benefits, covering all eligible employees under a consolidated term insurance cover. Due to the amendments, the obligations under the gratuity plan reduced by Rs.37 crore and has been amortized on a straight line basis to the profit and loss account over 10 years, which is the average future service period of employees.

22.2.21. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

22.2.22. Cash flow statement
a. The balance of cash and cash equivalents includes Rs. 2 crore as at September 30, 2007 (Rs. 2 crore as at March 31, 2007 ) set aside for payment of dividends.

b. Deposits with financial institutions and body corporate as at September 30, 2007 include an amount of Rs.138 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items
in Rs. Crore
Schedule	Description	As at
		September, 2007	March 31, 2007
Balance Sheet
3	Fixed assets
	Additions
	Vehicles	0.30	0.33
	Deductions/retirements
	Plant and machinery	-	0.35
	Furniture and fixtures	0.02	0.15
	Depreciation
	Vehicles	0.17	0.31
7	Cash on hand	0.06	0.06

8	Unsecured, considered doubtful
	Advance to gratuity trust	27.97	0.01
Profit & Loss Items
in Rs. Crore
Schedule	Description	Quarter ended September 30,		Half-year ended September 30,
		2007	2006	2007	2006
Profit & Loss	Provision for investment	(0.36)	0.22	(0.36)	3.02
12	Selling and Marketing expenses
	Communication Expenses	0.41	0.29	0.81	0.56
	Printing and Stationery	0.23	0.34	0.64	0.83
	Sales promotion expenses	0.49	0.61	2.49	0.91
	Office maintenance	0.11	0.02	0.17	0.13
	Insurance charges	0.05	0.08	0.10	0.10
	Consumables	0.05	0.10	0.12	0.19
	Computer maintenance	0	0.05	0.02	0.05
	Cost of Software for Own Use	0.02	0.42	0.07	0.42
	Miscellaneous expenses	0.12	1	0.47	2.00
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.12	(0.06)	0.19	0.10
	Auditor's remuneration :
	Statutory audit fees	0.34	0.37	0.60	0.64
	Out-of-pocket expenses	0.01	0.02	0.02	0.04
	certification charges	0.01	-	0.08	-
	Bank charges and commission	0.31	0.67	0.72	1.01
	Freight charges	0.22	0.23	0.46	0.45
	Bad Debts Written Off	-	-	0.16	-
	Research grants	0.12	3.29	3.12	4.98
22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.12	(0.06)	0.19	0.10
	Auditor's remuneration
	statutory audit fees	0.34	0.37	0.60	0.64
	certification charges	0.01	-	0.02	-
	out-of-pocket expenses	0.01	0.02	0.02	0.04
	Bank Charges and Commission	0.31	0.67	0.72	1.01
	Freight charges	0.22	0.23	0.46	0.45
	Research grants	0.12	3.29	3.12	4.98
22.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.04	-	0.04	0.04
	Loss on disposal of fixed assets, included in miscellaneous expenses	0	-	(0.01)	(0.01)
	Minority Interest	0.48	1.00	0.87	9.00
22.2.17	Provision for investments	(0.36)	0.22	(0.36)	3.02
Cash Flow Statement Items
in Rs. Crore
Schedule	Description	Half-year ended September 30,
		2007	2006
Cash Flow	Provisions for investments	(0.36)	3.02
Statement	Proceeds on disposal of fixed assets	-	3.92
Transactions with key management personnel
Key management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits provided to key management personnel during the quarter and half year ended September 30, 2007 and 2006 are as follows:
in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	-	-	-	-
	0.02	0.01	0.10	0.13
	-	-	-	-
	0.06	0.02	0.21	0.29
Co-Chairman
Nandan M Nilekani	0.06	0.01	0.03	0.10
	0.04	0.01	0.08	0.13
	0.10	0.02	0.16	0.28
	0.08	0.02	0.19	0.29
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.06	0.01	0.03	0.10
	0.04	0.01	0.08	0.13
	0.10	0.02	0.16	0.28
	0.08	0.02	0.20	0.30
Chief Operating Officer
S D Shibulal	0.06	0.01	0.03	0.10
	0.04	0.01	0.08	0.13
	0.09	0.02	0.15	0.26
	0.07	0.02	0.16	0.25
Whole-time Directors
K Dinesh	0.06	0.01	0.03	0.10
	0.03	0.01	0.08	0.12
	0.10	0.02	0.17	0.29
	0.06	0.02	0.19	0.27

T V Mohandas Pai	0.09	0.02	0.17	0.28
	0.06	0.01	0.14	0.21
	0.15	0.04	0.42	0.61
	0.12	0.04	0.35	0.51

Srinath Batni	0.08	0.02	0.09	0.19
	0.05	0.01	0.12	0.18
	0.13	0.03	0.29	0.45
	0.10	0.02	0.30	0.42
Chief Financial Officer
V Balakrishnan	0.09	0.02	0.05	0.16
	0.05	0.01	0.09	0.15
	0.13	0.03	0.20	0.36
	0.09	0.02	0.27	0.38
* Wholetime director till August 20, 2006
Particulars of remuneration and other benefits paid to key management personnel during the quarter and half-year ended September 30, 2007 and 2006:
Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors

Deepak M Satwalekar	0.14	-	-	0.14
	0.06	-	-	0.06
	0.28	-	-	0.28
	0.12	-	-	0.12

Prof.Marti G. Subrahmanyam	0.11	-	0.04	0.15
	0.06	-	0.02	0.08
	0.23	-	0.10	0.33
	0.12	-	0.05	0.17

Dr.Omkar Goswami	0.11	-	0.01	0.12
	0.05	-	0.01	0.06
	0.23	-	0.01	0.24
	0.10	-	0.01	0.11

Sen.Larry Pressler	-	-	-	-
	0.02	-	-	0.02
	-	-	-	-
	0.03	-	0.03	0.06

Rama Bijapurkar	0.11	-	-	0.11
	0.06	-	-	0.06
	0.23	-	-	0.23
	0.12	-	0.01	0.13

Claude Smadja	0.11	-	0.08	0.19
	0.06	-	0.04	0.10
	0.22	-	0.12	0.34
	0.12	-	0.13	0.25

Sridar A. Iyengar	0.14	-	-	0.14
	0.09	-	0.01	0.10
	0.26	-	0.06	0.32
	0.17	-	0.08	0.25

Jeffrey S. Lehman	0.10	-	-	0.10
	0.05	-	-	0.05
	0.21	-	-	0.21
	0.10	-	-	0.10

David L. Boyles	0.11	-	-	0.11
	0.06	-	-	0.06
	0.23	-	-	0.23
	0.12	-	-	0.12

N. R. Narayana Murthy*	0.12	-	-	0.12
	0.03	-	-	0.03
	0.24	-	-	0.24
	0.03	-	-	0.03
* Appointed as Additional Director effective August 21, 2006.